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ZAPP ELECTRIC VEHICLES GROUP LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 14, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online special meeting, you will need your 12 digit control number to vote electronically at the special meeting. To attend the special meeting, visit:
https://www.cstproxy.com/zappev/2025

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, 2 AND 3.

Please mark your votes like this X

1. As an ordinary resolution, to approve an increase of the Company's authorised share capital, to be effective on a date to be determined by the Company's Board of Directors, from US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each, to $500,000 divided into 250,000,000 ordinary shares having a nominal or par value of $0.002 each, having the rights and subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association proposed to the adopted pursuant to resolution 3 below.

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. As an ordinary resolution, to approve a consolidation of the Company's authorised share capital by a ratio between 10:1 and 50:1 (the "Reverse Stock Split"), such ratio and the effective date of such Reverse Stock Split to be determined by the Company's Board of Directors, so that the Company's authorised share capital, and the par value of the ordinary shares, shall be amended accordingly.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. As a special resolution, that the existing Memorandum and Articles of Association of the Company be and replaced in their entirety with a new Memorandum and Articles of Association, reflecting the proposed increase in authorized share capital and reverse stock split, once approved.

FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

☐

Signature____________________ **Signature, if held jointly**____________________ **Date**________**2025.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding Internet Access to the Annual General Meeting of Shareholders to be held on May 15, 2025

To view the 2024 Annual Report, please go to:
https://ir.zappev.com/node/7351/html

To attend the Annual General Meeting, please go to:
https://www.cstproxy.com/zappev/2025

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ZAPP ELECTRIC VEHICLES GROUP LIMITED

87/1 WIRELESS ROAD, 26/F CAPITAL TOWER
ALL SEASONS PLACE, LUMPINI, PATHUMWAN BANGKOK 10330, THAILAND

The undersigned appoints Theodore Allegaert, Chief Legal Officer and Corporate Secretary of Zapp Electric Vehicles Group Limited, as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares Zapp Electric Vehicles Group Limited held of record by the undersigned at the close of business on April 24, 2025 at the Annual Meeting of Stockholders of Zapp Electric Vehicles Group Limited to be held on May 15, 2025, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 ,2 AND 3 IN ACCORDANCE WITH THE JUDGMENT OF THE PERSON NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed on the other side)